UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADAMS NATURAL RESOURCES FUND, INC.

(Name of Subject Company)

ADAMS NATURAL RESOURCES FUND, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00548F105

(CUSIP Number of Class of Securities)

500 East Pratt Street, Suite 1300

Baltimore, Maryland 21202

(410) 752-5900

(Address, including Zip Code, and Telephone Number, including Area Code, of

Registrant's Principal Executive Offices)

Janis F. Kerns

General Counsel, Corporate Secretary and Chief Compliance Officer
Adams Natural Resources Fund, Inc.
500 East Pratt Street, Suite 1300
Baltimore, Maryland 21202

(410) 752-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

COPY TO:

Michael D. Mabry

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, Pennsylvania 19103

(215) 564-8000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Item 1.	Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits hereto, this “Statement”) relates is Adams Natural Resources Fund, Inc., a Maryland corporation. The address of the principal executive offices of Adams Natural Resources Fund, Inc. is 500 East Pratt Street, Suite 1300, Baltimore, Maryland 21202. The telephone number of the principal executive offices of Adams Natural Resources Fund, Inc. is (410) 752-5900. The title of the subject class of equity securities to which this Schedule 14D-9 relates is Common Stock at a par value of $0.001 per share (“Shares”). As of March 31, 2020, there were 29,777,752 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The filing person is the subject company. The Fund's name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by Bulldog Investors, LLC and Ancora Advisors, LLC (together, “The Bulldog-Ancora Group”), as described in the Schedule TO filed on July 10, 2020 (the “Bulldog-Ancora Schedule TO”), to purchase up to $40,000,000 of the Shares, for cash at a price per Share of 90% of NAV per share, based on the NAV per Share at the close of the regular trading session of the NYSE, on the Expiration Date, as defined in the Bulldog-Ancora Schedule TO, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2020 (the “Bulldog-Ancora Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Bulldog-Ancora Offer to Purchase, constitute the “Bulldog-Ancora Offer”). The tender offer relates to outstanding Common Stock, par value $0.001 per share, of Adams Natural Resources Fund, Inc.

According to the Bulldog-Ancora Schedule TO, the business address of Bulldog Investors, LLC is Park 80 West—Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663, and the business telephone number is (201) 556-0092.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

There are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Fund or its affiliates and (1) the Fund, its executive officers, directors or affiliates or (2) The Bulldog-Ancora Group or their executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation.

a.       Solicitation or recommendation. The Board of Directors (“Board”) of the Fund considered and discussed the Bulldog-Ancora Offer on July 13, 2020. After careful consideration of the Fund's potential responses, the Board determined that the Bulldog-Ancora Offer was not in the best interests of shareholders and unanimously determined to recommend that the Fund's shareholders reject the Bulldog-Ancora Offer and not tender their Shares to the Bulldog-Ancora Group.

The following discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed in its Recommendation included in Exhibit (a)(1) hereto in light of its knowledge of the business, financial condition, and prospects of the Fund and based upon the advice of independent legal counsel. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. The Board’s recommendations were made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

b.       Reasons. The Board’s reasons for its conclusion and recommendation described above are set forth in its Recommendation included in Exhibit (a)(1) hereto.

c.       Intent to tender. To the best knowledge of the Fund, none of its Directors, executive officers, affiliates, or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Bulldog-Ancora Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

The Fund does not currently anticipate directly or indirectly employing, retaining, or compensating any party to make solicitations or recommendations in connection with the Bulldog-Ancora Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, Kathleen T. McGahran, the Fund’s non-executive Chair of the Board, purchased 2,000 Shares of the Fund at an average price of $11.43 on July 1, 2020, and 2,196 Shares at an average price of $11.33 on July 2, 2020. The Fund is not aware of any other transactions with respect to the Shares that have been effected by the Fund or, to the Fund's knowledge, by any of its executive officers, other Directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Fund and its Board have not undertaken and are not currently engaged in any negotiation with The Bulldog-Ancora Group in response to the Bulldog-Ancora Offer. However, the Board continually considers all strategic alternatives available to the Fund and the Fund reserves the right to develop and evaluate other alternatives to the Bulldog-Ancora Offer.

Item 8.	Additional Information

The Statement is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund. On July 14, 2020, the Fund issued a press release containing the Recommendation attached as Exhibit (a)(1) hereto relating to the proposed Bulldog-Ancora Offer. The materials have also been filed with the SEC and can be found on the SEC's website (http://www.sec.gov).

Item9.	Exhibits

Exhibit No.	Description
(a)(1)	Press Release issued by the Fund on July 14, 2020, filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMS NATURAL RESOURCES FUND, INC.

By:/s/ Janis F. Kerns

--------------------------------------

Name: Janis F. Kerns

Title:   General Counsel, Corporate Secretary and

                Chief C ompliance Officer

Dated: July 15, 2020